March 17, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akebia Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-193969)

Ladies and Gentlemen:

As representatives of the several underwriters in the Company’s proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EST) on March 19, 2014 or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 7, 2014, through the date hereof:

Preliminary Prospectus dated March 7, 2014:

5,190 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
CREDIT SUISSE SECURITIES (USA) LLC
UBS SECURITIES LLC

As representatives of the several Underwriters

[Signature page to follow]

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Name:	Jon Zimmerman
Title:	Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nate Chang
Name:	Nate Chang
Title:	Vice President

By:	UBS SECURITIES LLC

By:	/s/ David K. Lai
Name:	David K. Lai
Title:	Director